

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2013

Via E-mail
Mr. Simon Ridgway
Chief Executive Officer
Radius Gold Inc.
200 Burrard Street, Suite 650
Vancouver, BC V6C 3L6
Canada

> **Re: Radius Gold Inc.**
> **Form 20-F for the Year Ended December 31, 2012**
> **Filed April 30, 2013**
> **File No. 001-32556**

Dear Mr. Ridgway:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2012

Information on the Company, page 6
B. Business Overview, page 6

1.   We note that your first risk factor in Part I, Item 3.D refers to the risk that your mining operations and exploration activities may be "affected in varying degrees" by various federal, provincial and local laws and regulations. However, you do not describe the material effects of government regulations on the company's business, identifying the regulatory body, as required by Item 4.B.8 of Form 20-F. Please confirm that you will include such disclosure in future filings and provide us with draft disclosure in your response.

Major Shareholders and Related Party Transactions, page 40
B. Related Party Transactions, page 40

2.   We note your disclosure in footnotes 8, 9 and 14 to the financial statements regarding related party transactions. Please confirm that you will include the disclosure required by Item 7.B of Form 20-F in future filings and provide us with draft disclosure in your response.

Disclosure Controls and Procedures, page 53

3.   We note your management's conclusion regarding disclosure controls and procedures states they are "effective in providing management with all material information required to be disclosed in this annual report on a timely basis." Please note that Item 15.A. of Form 20-F requires an assessment and conclusion that is broader than what you have disclosed. Disclosure controls and procedures are defined as those that are designed to ensure that information required to be disclosed in your reports under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms and include, without limitation, controls and procedures designed to ensure that information required to be disclosed in your reports is accumulated and communicated to management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Please confirm to us that a) your disclosure controls and procedures were effective, pursuant to this definition, as of December 31, 2012 and b) you will expand your disclosure in future filings to either include this full definition or to state your effectiveness in relation to disclosure controls and procedures as required by this Item. Provide us with a sample of your proposed future disclosure.

Changes in Internal Controls Over Financial Reporting, page 53

4.   We note your disclosure of changes in internal control over financial reporting is limited to material changes in 2012 that have materially affected, or are reasonably likely to materially affect, your ICFR. Please note that Item 15(d) of Form 20-F requires you to disclose all changes (both material and immaterial) that occurred during 2012 that have materially affected, or are reasonably likely to have materially affected, your internal control over financial reporting. Please note the difference between the magnitude of the change and the magnitude of the impact: changes with a material impact are required to be disclosed, even if the change itself is immaterial. Please confirm to us that a) there were no changes, material or otherwise, in your internal controls over financial reporting that occurred during 2012 that materially affected, or are reasonably likely to affect, your internal controls over financial reporting, and b) you will modify your disclosure in

future filings consistent with Item 15(d) of Form 20-F. Provide us with a sample of your proposed future disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Piland at (202) 551-3589, Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining